Talk Now, Not Later



Recession. It's a word that gives even the high net worth pause. During volatile markets it's especially important to stay in touch with your clients – to help them make decisions that are based on intellect rather than emotion and to bring them new ideas that can address some of the issues that are keeping them awake at night.

One potential conversation starter is **Phoenix Guaranteed Income Edge**SM – a remarkable new breed of insurance product that can provide a 5% stream of income for life on certain advisory portfolios, regardless of market performance. Phoenix Guaranteed Income Edge can help people who are already retired, as well as those still planning for it. So for your clients interested in stable retirement income in uncertain markets, this product will be welcome news.

In tough times, it's more important than ever for financial advisors to go the Extra Mile for your most important clients. And that often starts with reinforcing allocation and investment decisions that are geared for long-term goals. With **Phoenix Guaranteed Income Edge**, you and your clients can buy right and sit tight, no matter what is going on in the markets.

» Always Have a Plan **» Take the Long View**

The Phoenix Guaranteed Income Edge income guarantee is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate. Investors should carefully consider investment objectives, charges, expenses, withdrawal restrictions, and risks before you invest. The prospectus contains this and other important information. Read the prospectus carefully before investing. The Phoenix Guaranteed Income Edge provides income after a purchaser's advisory account equals $0.

The Phoenix Guaranteed Income Edge income guarantee (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), and distributed by Phoenix Equity Planning Corporation (Hartford, CT), members of The Phoenix Companies, Inc. PHL Variable Insurance Company is not licensed to conduct business in NY and ME.